Exhibit 12.1

AMERICAN CAPITAL, LTD. Computation of Ratio of Earnings to Fixed Charges ($ in millions) (unaudited)
	Year Ended December 31,
	2013	2012	2011	2010	2009
Net earnings (loss) before taxes
Net earnings (loss)	$184	$1,136	$974	$998	$(910)
Tax provision (benefit)	53	(21)	(428)	—	(20)
Net earnings (loss) before taxes	$237	$1,115	$546	$998	$(930)
Fixed charges
Interest expense	$44	$59	$90	$177	$256
Rent expense interest factor(A)	3	3	3	4	5
Total fixed charges	$47	$62	$93	$181	$261
Net earnings (loss) available to cover fixed charges	$284	$1,177	$639	$1,179	$(669)

Ratio of earnings to fixed charges(B)	6.0	19.0	6.9	6.5	(C)

A.	Represents a reasonable approximation of the interest factor included in rent expense.

B.
Earnings include the net change in unrealized appreciation or depreciation. Net change in unrealized appreciation or depreciation can vary substantially from year to year. Excluding the net change in unrealized appreciation or depreciation, the earnings to fixed charges ratio would be 4.3, 2.7, (2.1), (1.1) and (1.7) for the five years ended December 31, 2013, respectively.

C.	Due to our net loss for the year ended December 31, 2009, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $930 to achieve a coverage of 1:1.